December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (214) 792-4233

Mr. Gary C. Kelly
Chief Executive Officer
Southwest Airlines Co.
2702 Love Field Drive
Dallas, TX 75235

>   **Re: Southwest Airlines Co.**
>   **Schedule 14A**
>   **Filed April 5, 2007**
>   **File No. 001-07259**

Dear Mr. Kelly:

We have reviewed your response letter dated October 15, 2007 and have the following comment. Please respond to our comment by December 21, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about the comment or any other aspect of our review.

1. Your responses to prior comments 19 and 20 appear to contain certain qualifications. Please confirm that you will comply with each comment. Specifically, please confirm that you will provide additional detail and analysis regarding the factors, including individual performance elements, affecting the specific compensation payable to each named executive officer. While we acknowledge that your ultimate compensation decisions may be subjective, confirm that you will discuss in detail the specific considerations and rationale that provide the basis for each subjective compensation decision. For each named executive officer, identify not only the factors, including individual performance elements, that were used to determine the particular amounts payable for each element of compensation, but also how the specific factors and individual contributions affected the final determination.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor